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                                  Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      Report of Foreign Private Issuer
                    Pursuant to Rule 12a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                              August 8, 2000

                         Commission File No 0-26498

                           NUR MACROPRINTERS LTD.
           (Exact Name of Registrant as specified in its Charter)

                               Not Applicable
               (Translation of Registrant's Name into English)

                            6 David Navon Street
                              Moshav Magshimim
                                56910 Israel
                  (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-f or Form 40-f.

                         Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-b(b) under the Securities Exchange Act of 1934.

                              Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     Attached hereto and incorporated by reference herein is a press release of the registrant dated August 8, 2000.

NUR MACROPRINTERS LIMITED REPORTS 13TH CONSECUTIVE RECORD QUARTER IN REVENUES AND PROFIT

QUARTERLY REVENUES FROM CONTINUING OPERATIONS INCREASED BY 101%; QUARTERLY EARNINGS MORE THAN DOUBLED

Magshimim, Israel, August 8, 2000 - NUR Macroprinters Limited (NASDAQ: NURM), a leading manufacturer and marketer of wide and superwide format digital inkjet printers and consumables, today announced record revenues and record profits for the second quarter ended June 30, 2000. This marks the thirteenth consecutive quarter of record revenues and earnings growth for the company.

Revenues for the second quarter of 2000 increased 79% to $24.16 million, compared with $13.48 million for the same quarter last year. Gross profit increased 75% to $12.1 million versus $6.92 million for the comparable period last year. Total operating expenses increased 65% to $8.23 million in the second quarter of 2000 from $5.01 million in the second quarter of 1999, due primarily to a 94% increase in research and development expenses. Net income increased by 111% to $3.10 million from $1.47 million for the comparable period last year. Earnings per share increased by 83% to $0.22 per share on a fully diluted basis, as compared to $0.12 per share for the comparable period last year.

Excluding M. NUR Marketing & Communication GmbH's ("NUR Germany") results from the second quarter of 1999 (an operation that was sold during the third quarter of 1999), revenues for the second quarter increased 101% from $12.02 million in the second quarter of 1999. Gross profit increased 94% from $6.23 million for the comparable period last year.

Revenues for the six months ended June 30, 2000 were $45.63 million, an increase of 82%, compared to $25.06 million for the same period the previous year. Gross profit increased to $22.05 million from $12.61 million for the same period last year, an increase of 75%. Excluding M. NUR Marketing & Communication GmbH's results from the six months ended June 30, 1999 (an operation that was sold during the third quarter of 1999), revenues increased 102% from $22.6 million for the same period the previous year and gross profit increased 92% from $11.5 million for the same period last year. Net income was $5.65, or $0.40 per share on a fully diluted basis, for the six months ended June 30, 2000 compared to $2.75 million or $0.23 per share for the comparable period last year.

"We are very pleased with the financial results for the second quarter of 2000, commented President and CEO of NUR Erez Shachar, Macroprinters Ltd. "The quarter was by far the best in NUR Macroprinters' history. The company has continued its aggressive growth during the quarter, and the first half of 2000. The growth in both revenues and earnings are attributed to the continued success of the NUR Blueboard HiQ+, leading strongly the superwide format printing market, the growing number of installations of the newly introduced NUR Fresco, NUR's digital alternative to the screen printing market, and continued aggressive growth in consumable usage, indicating a strong growth in the printed output generated by our customers."


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Commenting on the success of the NUR Fresco wide-format digital production press, Erez Shachar said, "We began commercial distribution of the NUR Fresco in January 2000. Our manufacturing and installation capabilities have significantly improved since the beginning of the year. To date, we have installed over 30 NUR Fresco units worldwide. We estimate that we will surpass initial forecasts and install over 60 units by the end of the year."

Mr. Shachar also commented on the recent acquisition of Salsa Digital Limited (formerly known as Signtech Limited of San Antonio, Texas), "We are pleased at how quickly the acquisition and, more importantly, the unification of the two organizations has taken place. The new NUR Macroprinters is now clearly the strongest supplier of wide and superwide production digital printers in the industry with a comprehensive product line that addresses a wider spectrum of user requirements in terms of quality level, types of jobs, and production volumes."

"Now that the integration of the unified sales and marketing organization is complete we are working to ensure that the unification and integration of our customer support staffs are complete by the end of the third quarter of this year," continued Mr. Shachar. "In addition, we plan to retain and leverage the strengths of the two R&D and manufacturing locations; our operations in Israel will continue to focus on high-end, high productivity products, while the former Salsa R&D and manufacturing operation in San Antonio, TX will continue to be involved with lower cost machines that are manufactured in high volume."

NUR Macroprinters' second quarter financial results do not include the financial results of Salsa Digital Limited NUR Macroprinters purchased substantially all of the assets of Salsa Digital in July 2000, for $30 million, consisting of $20 million in cash and $10 million in NUR Macroprinters ordinary shares.

NUR Macroprinters reported that the cash portion of the acquisition transaction, a sum of $20 million, was financed through bank debt. "The company is now in the process of raising up to $10 million in equity to re-finance part of the debt through a private placement mainly in Europe," said VP Finance and CFO Hilel Kremer, of NUR Macroprinters.

NUR's current financing plans also include the possibility of a public offering of $50 to $60 million in equity by mid 2001. NUR does not have any commitments in contemplation of such an offering."

Mr. Kremer continued, "The financial results of the former Salsa Digital Limited will be consolidated with those of NUR Macroprinters as of the third quarter of 2000. We expect that our third quarter results will include a one-time expense of approximately $3 million related to in-process R&D and Salsa Digital acquisition related costs. NUR Macroprinters is now in the process of auditing the financial records of the former Signtech Limited and carving out the acquired Salsa Digital assets from those records."

"NUR Macroprinters estimates Salsa Digital's 1999 revenues to be approximately $25 million. For the six months ended June 30, 2000, NUR estimates the Salsa Digital revenues at approximately $14.5 million. For the three months ended June 30, 2000 our estimate of Salsa Digital's revenues is approximately $8.5 million."

ABOUT NUR MACROPRINTERS LIMITED

NUR Macroprinters (Nasdaq: NURM) is a global market leader in wide and superwide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables addresses the complete range of wide and superwide format digital printing requirements. NUR's fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements.

The securities offered in the mentioned private placement will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD.'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY'S BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

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NUR MACROPRINTERS LTD.
CONDENSED BALANCE SHEETS, US$ IN THOUSANDS

                                                 June 30,    December 1,    Percent
                                                  2000          1999        Change
                                               -----------   -----------  -----------
CURRENT ASSETS :
  Cash and cash equivalents                       $ 8,295       $ 9,190      -10%
  Accounts receivable - trade                      22,437        11,647       93%
  Other receivables and prepaid expenses            5,640         3,673       54%
  Inventories                                      12,106        10,689       13%
                                               -----------   -----------  -----------

TOTAL CURRENT ASSETS                               48,478        35,199       38%
                                               -----------   -----------  -----------

INVESTMENTS
  Investments and other non-current assets          1,162         1,115        4%
  Severance pay funds                                 614           514       19%
                                               -----------   -----------  -----------
                                                    1,776         1,629        9%
                                               -----------   -----------  -----------

PROPERTY AND EQUIPMENT, NET                         2,695         2,723       -1%

OTHER ASSETS, NET                                      21            97      -78%
                                               -----------   -----------

Total assets                                       52,970        39,648       34%
                                               ===========   ===========  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES :
Short - term bank credit                            4,675         2,743       70%
Current maturities of long - term loans               762           832       -8%
Trade payables                                      8,951         8,243        9%
Accrued expenses and other liabilities             10,160         5,573       82%
Advances from customers                               605         1,791      -66%
                                               -----------   -----------  -----------
TOTAL CURRENT LIABILITIES                          25,153        19,182       31%
                                               -----------   -----------  -----------
LONG -TERM LIABILITIES :
Long - Term loans                                   1,237         1,650      -25%
Long - Term Liabilities                               147           293        -
Accrued severance pay                                 853           660       29%
                                               -----------   -----------  -----------
                                                    2,237         2,603      -14%
                                               -----------   -----------  -----------

SHAREHOLDERS' EQUITY :
Share capital                                       3,138         2,940        7%
Capital surplus                                    19,919        17,702       13%
Cumulative translation adjustment                    (458)         (114)     302%
Accumulated Earnings (Deficit)                      2,981        (2,665)    -212%
                                               -----------   -----------  -----------
TOTAL SHAREHOLDERS' EQUITY                         25,580        17,863       43%
                                               -----------   -----------  -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         52,970        39,648       34%
                                               ===========   ===========  ===========

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NUR MACROPRINTERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. $ IN THOUSANDS, EXCEPT PER SHARE DATA

                                                              Six months ended        Percent      Three months ended      Percent
                                                            6/30/00      6/30/99      Change      6/30/00      6/30/99     Change
                                                           ---------    ---------   ----------   ---------    ---------   ---------
Revenues
  Sales of printers and related products                   $ 45,627     $ 22,600       101.89%   $ 24,158     $ 12,021      100.96%
  Sales of printed materials                                               2,460      -100.00%                   1,459     -100.00%
                                                           ---------    ---------   ----------   ---------    ---------   ---------
                                                             45,627       25,060        82.07%     24,158       13,480       79.21%
                                                           ---------    ---------   ----------   ---------    ---------   ---------
Cost of revenues
  Cost of sales of printers and related products             23,580       11,108       112.28%     12,081        5,787      108.76%
  Cost of sales of printed materials                                       1,344      -100.00%                     778     -100.00%
                                                           ---------    ---------   ----------   ---------    ---------   ---------

                                                             23,580       12,452        89.37%     12,081        6,565       84.02%
                                                           ---------    ---------   ----------   ---------    ---------   ---------

Gross profit                                                 22,047       12,608        74.87%     12,077        6,915       74.65%
                                                           ---------    ---------   ----------   ---------    ---------   ---------
                                                                                        50.31%                   51.30%
Research & Development expenses                               4,062        2,414        68.27%      2,135        1,194       78.81%
Less-Grants                                                    (215)        (276)                      (1)         (94)
                                                           ---------    ---------   ----------   ---------    ---------   ---------
Research & Development expenses, net                          3,847        2,138        79.93%      2,134        1,100       94.00%
Selling expenses, net                                         7,338        4,510        62.71%      3,989        2,492       60.07%
General and administrative expenses                           4,184        2,732        53.15%      2,165        1,422       52.25%
                                                           ---------    ---------   ----------   ---------    ---------   ---------
                                                             11,522        7,242        59.10%      6,154        3,914       57.23%

Operating income (loss)                                       6,678        3,228       106.88%      3,789        1,901       99.32%

Financial expenses net                                         (375)        (339)       10.62%       (122)        (248)     -50.81%
Other income net                                                  8           68       -88.24%          7            1      600.00%
Taxes on income                                                (525)        (182)      188.46%       (247)        (160)      54.38%
Equity in the earnings of affiliates, net of taxes             (140)           -                     (326)           -
Minority interest                                                            (29)     -100.00%                     (24)    -100.00%
                                                           ---------    ---------   ----------   ---------    ---------   ---------

Net income for the period                                  $  5,646     $  2,746       105.61%   $  3,101    $   1,470      110.95%
                                                           =========    =========   ==========   =========    =========   =========
                                                              12.37%       10.96%       12.93%      12.84%       10.91%      17.71%
Earning per share                                          $   0.46     $   0.25        84.56%   $   0.25     $   0.13       86.67%
                                                           =========    =========                =========    =========
Dilluted earnings per share                                $   0.40     $   0.23        76.52%   $   0.22     $   0.12       83.35%
                                                           =========    =========                =========    =========
Weighted average number of shares
  outstanding during the period                          12,145,662   10,902,346               12,345,750   10,924,693
                                                         ===========   ==========              ==========    ==========
Weighted average number of shares outstanding
  during the period used for dilluted earnings           14,164,349   12,160,788               14,222,232   12,361,385
  per share



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NUR MACROPRINTERS LTD.


Date: August 8, 2000                        By: /s/ Erez Shachar
                                              ---------------------------
                                          Name: Erez Shachar
                                          Title: Chief Executive Officer